Exhibit 99.96

CannTrust Goes West!

CannTrust’s Three Recreational Supply Agreements in Western

Canada projected to exceed 17,000kg annually

VAUGHAN, ON, July 13, 2018 /CNW/ - CannTrust Holdings Inc. (“CannTrust” or the “Company”, TSX: TRST), one of Canada’s leading licensed producers of cannabis, explodes into the adult use market with its first three recreational cannabis supply agreements. Far surpassing CannTrust’s initial sales projections, combined agreements from British Columbia, Alberta and Manitoba for CannTrust’s high-quality, standardized cannabis under three recreational brands – Liiv, SYNR.G and Xscape – are projected to exceed 17,000 kilograms annually. The broad range of products include dried flower, pre-rolled joint, oil and capsules. These will be available for legal purchase in cannabis retailers, as well as online, on October 17, 2018. CannTrust is excited to build on this positive momentum as supply agreements with additional provinces are currently being finalized.

“This is just the beginning for CannTrust! We are now a trusted, primary supplier in British Columbia, Alberta and Manitoba, thanks to our unparalleled product quality, value, innovations and proven expertise. These supply agreements surpass our initial expectations and we are energized to work with – and expand – our relationships with all provinces, as we continue to sign agreements across the country. It’s a very exciting time for CannTrust and for Canada,” says Brad Rogers, President of CannTrust.

CannTrust continues to look beyond October 17, with innovative research focused on “what’s next” in the evolving Canadian cannabis market. The Company has several new products in development including hot beverages, sport drinks and alcohol products infused with THC and/or CBD, along with vape pens for hassle-free inhalation.

Thanks to extensive planning, CannTrust is ready to meet the escalating demand for its high-quality, standardized cannabis. Inventory for both the medical and recreational markets will be grown at CannTrust’s new, first-of-its-kind, perpetual harvest facility in Niagara, Ontario. This facility is designed to ensure that customers always have access to top-quality product at affordable prices. The facility is currently operating at an annualized output estimated at 50,000 kilograms and, to meet projected demand, a new 600,000 sq. ft. expansion is already funded and underway. Once the Niagara facility is fully operational, output will more than double to in excess of 100,000 kilograms and will set new standards for cost effectiveness in the marketplace.

CannTrust’s innovative and disciplined approach and scientific expertise that has propelled its success in the medical arena will be applied to and used to differentiate CannTrust in the adult use market. Promising unsurpassed quality, the three CannTrust recreational brands will provide this new market with consistent standardized product. At the same time, CannTrust continues its commitment to the medical market and its patients who depend on CannTrust’s trusted supply of premium dried flower, cannabis oils and vegan capsules.

About CannTrust

Since its inception in 2014, CannTrust has led the Canadian market in producing pharmaceutically standardized product.

As a federally regulated licensed producer, CannTrust brings more than 40 years of pharmacy and healthcare experience to the medical cannabis industry. CannTrust currently operates a 60,000 sq. ft. state-of-the-art hydroponic facility in Vaughan, Ontario, as well as the recently completed 250,000 sq. ft. Phase One redevelopment of its 450,000 sq. ft. Niagara Greenhouse Facility. The Phase Two expansion is underway and is anticipated to be completed and in cultivation by Fall 2018. Phase Three construction, with an additional projected 600,000 sq. ft., has begun and is fully funded.

CannTrust is committed to research and innovation, as well as contributing to the growing body of evidence-based research regarding the use and efficacy of cannabis. Our product development teams along with our exclusive global pharma partner, Apotex Inc., are diligently innovating and developing products that will make it easier for patients to use medical cannabis. We support ongoing patient education about medical cannabis and have a compassionate use program to support patients with financial needs. For more information, please visit: www.canntrust.ca.

Forward Looking Statements

This press release contains "forward- looking information" within the meaning of applicable Canadian securities legislation which are based upon CannTrust's current internal expectations, estimates, projections, assumptions and beliefs and views of future events. Forward-looking information can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate" and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions "may", "would" or "will" happen, or by discussions of strategy.

The forward-looking information in this news release is based upon the expectations, estimates, projections, assumptions and views of future events which management believes to be reasonable in the circumstances. Forward-looking information includes estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of fact. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, expectations with respect to actual production volumes, expectations for future growing capacity, expectations for future legalization in Canada of edible cannabis products and the completion of any capital project or expansions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; loss of markets; future legislative and regulatory developments; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the cannabis industry in Canada generally; the ability of CannTrust to implement its business strategies; competition; crop failure; and other risks.

Any forward-looking information speaks only as of the date on which it is made, and, except as required by law, CannTrust does not undertake any obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for CannTrust to predict all such factors. When considering these forward-looking statements, readers should keep in mind the risk factors and other cautionary statements in CannTrust's Annual Information Form dated March 29, 2018 (the "AIF") and filed with the applicable Canadian securities regulatory authorities on SEDAR at www.sedar.com. The risk factors and other factors noted in the AIF could cause actual events or results to differ materially from those described in any forward-looking information.

The TSX does not accept responsibility for the adequacy or accuracy of this release.

- end -

For more information or to arrange an interview with Brad Rogers, please contact

Sybil Eastman at Strategic Objectives.

Tel: (416) 366-7735 X254 | Email: sybil.eastman@strategicobjectives.com

Copyright © 2017 CannTrust Holdings Inc.

SOURCE CannTrust Holdings Inc.

RELATED LINKS

www.canntrust.ca